                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                         COMMISSION FILE NUMBER 0-00000
                                                -------


                    FRIEDMAN'S INC. RETIREMENT SAVINGS PLAN

                                FRIEDMAN'S INC.
                            A DELAWARE CORPORATION
                 IRS EMPLOYER IDENTIFICATION NUMBER 58-0249470
                             FOUR WEST STATE STREET
                            SAVANNAH, GEORGIA 31401
                            TELEPHONE (912) 233-9333

                    FRIEDMAN'S INC. RETIREMENT SAVINGS PLAN



                         INDEX TO FINANCIAL STATEMENTS

AUDITED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS.........................................   1

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1998,
  WITH FUND INFORMATION................................................   3
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,  DECEMBER 31, 1997,
  WITH FUND INFORMATION................................................   5
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, YEAR ENDED
  DECEMBER 31, 1998, WITH FUND INFORMATION.............................   7
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, YEAR ENDED
  DECEMBER 31, 1997, WITH FUND INFORMATION.............................   9
NOTES TO FINANCIAL STATEMENTS..........................................  11


SUPPLEMENTAL SCHEDULES

LINE 27(A)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES............  17
LINE 27(D)--SCHEDULE OF REPORTABLE TRANSACTIONS........................  18
SIGNATURE .............................................................  19

                        Report of Independent Auditors

The Plan Committee
Friedman's Inc. Retirement Savings Plan
Savannah, Georgia

We have audited the accompanying statements of net assets available for benefits of the Friedman's Inc. Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended, are presented for the purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund.

The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



June 23, 1999
Atlanta, Georgia

                    Friedman's Inc. Retirement Savings Plan

     Statement of Net Assets Available for Benefits, With Fund Information

                               December 31, 1998



                                          Treasury Money          Short -
                                              Market         Intermediate Bond    Enhanced Stock      Magellan
                                               Fund                Fund                Fund             Fund
                                       ------------------------------------------------------------------------------
Assets
Investments, at fair value:
 Collective Trust Fund                   $       -           $    -                $322,610           $     -
 Mutual Funds                             1,548,110           37,629                     -             546,362
 Common stock                                    -                -                      -                  -
 Loans to participants                           -                -                      -                  -
                                       ------------------------------------------------------------------------------
                                          1,548,110           37,629                322,610            546,362

Contributions receivable:
 Participants                                26,533            1,018                  5,685              8,495
 Employer                                     8,554              223                  1,547              2,369
                                       ------------------------------------------------------------------------------
                                             35,087            1,241                  7,232             10,864
                                       ------------------------------------------------------------------------------
Net assets available for benefits        $1,583,197          $38,870               $329,842           $557,226
                                       ==============================================================================



See accompanying notes.


                  Tomorrow
 Tomorrow         Medium-            Tomorrow
Short-Term          Term             Long-Term
Retirement        Retirement        Retirement        Stock         Loan
  Fund              Fund               Fund           Fund          Fund          Total
--------------------------------------------------------------------------------------------
$     -           $     -             $    -          $     -       $     -      $  322,610
 126,232           311,314             75,415               -             -       2,645,062
      -                 -                  -           216,003            -         216,003
      -                 -                  -                -        184,918        184,918
--------------------------------------------------------------------------------------------
 126,232           311,314             75,415          216,003       184,918      3,368,593


     754             3,256              2,305            3,363            -          51,409
     212               773                601            1,131            -          15,410
--------------------------------------------------------------------------------------------
     966             4,029              2,906            4,494            -          66,819
--------------------------------------------------------------------------------------------
$127,198          $315,343            $78,321         $220,497      $184,918     $3,435,412
============================================================================================

                    Friedman's Inc. Retirement Savings Plan

     Statement of Net Assets Available for Benefits, With Fund Information

                               December 31, 1997


                                       Treasury            Short-
                                        Money           Intermediate          Enhanced
                                       Market               Bond               Stock             Magellan
                                        Fund                Fund               Fund                Fund
                                     -----------------------------------------------------------------------------
Assets
Investments, at fair value:
 Collective Trust Fund                $       -           $       -            $197,498           $     -
 Mutual Funds                          1,435,667              18,541                 -             404,960
 Loans to participants                        -                   -                  -                  -
                                     -----------------------------------------------------------------------------
                                       1,435,667              18,541            197,498            404,960



Contributions receivable:
 Participants                             23,315                 730              3,929              6,446
 Employer                                  8,087                 177                999              1,873
 Receivable from Plan Sponsor             10,177                 558              7,606             13,494
                                     -----------------------------------------------------------------------------
                                          41,579               1,465             12,534             21,813
                                     -----------------------------------------------------------------------------
Total assets                           1,477,246              20,006            210,032            426,773

Liabilities
Refunds due participants                   7,465                  10                 -                 218
                                     -----------------------------------------------------------------------------

Net assets available for benefits     $1,469,781             $19,996           $210,032           $426,555
                                     =============================================================================



See accompanying notes.
5

                  Tomorrow
   Tomorrow        Medium-           Tomorrow
 Short-Term         Term              Long-Term
  Retirement      Retirement         Retirement           Loan
     Fund           Fund               Fund               Fund               Total
-------------------------------------------------------------------------------------------
 $    -            $      -          $       -           $      -          $  197,498
  80,769             230,051             47,975                             2,217,963
      -                   -                  -             143,055            143,055
-------------------------------------------------------------------------------------------
  80,769             230,051             47,975            143,055          2,558,516




     860               2,423              1,535                 -              39,238
     233                 617                424                 -              12,410
     267                 895              1,273                 -              34,270
-------------------------------------------------------------------------------------------
   1,360               3,935              3,232                                85,918
-------------------------------------------------------------------------------------------
  82,129             233,986             51,207            143,055          2,644,434


      -                  502                 38                 -               8,233
-------------------------------------------------------------------------------------------

 $82,129            $233,484            $51,169           $143,055         $2,636,201
===========================================================================================

                    Friedman's Inc. Retirement Savings Plan

        Statement of Changes in Net Assets Available for Benefits, With
                                Fund Information

                          Year ended December 31, 1998


                                          Treasury            Short-
                                           Money           Intermediate            Enhanced
                                           Market              Bond                  Stock             Magellan
                                           Fund                Fund                  Fund                Fund
                                       ------------------------------------------------------------------------------
Additions to net assets attributed to:
 Net appreciation in fair value          $   70,842              $ 2,346           $ 60,136           $126,891

 Contributions:
  Participants                              324,630               11,625             65,651             92,178
  Employer                                   99,817                2,713             16,990             24,665
                                       ------------------------------------------------------------------------------
                                            495,289               16,684            142,777            243,734

Deductions from net assets attributed
 to:
 Distributions to participants              138,028                4,219             37,385             61,305
 Loan activity, net                          50,908                  108             19,155             18,359
 Administrative expenses                      5,287                   99                651                907
                                       ------------------------------------------------------------------------------
                                            194,223                4,426             57,191             80,571

Interfund transfers                        (187,650)               6,616             34,224            (32,492)
                                       ------------------------------------------------------------------------------

Net increase in net assets                  113,416               18,874            119,810            130,671
Net assets available for benefits at
 beginning of  year                       1,469,781               19,996            210,032            426,555
                                       ------------------------------------------------------------------------------

Net assets available for benefits at
 end of year                             $1,583,197              $38,870           $329,842           $557,226
                                       ==============================================================================



See accompanying notes.

                  Tomorrow
  Tomorrow        Medium-        Tomorrow
 Short-Term        Term         Long-Term
 Retirement      Retirement     Retirement         Stock            Loan
    Fund           Fund            Fund            Fund             Fund            Total
------------------------------------------------------------------------------------------------
$ 14,358        $ 39,595          $ 9,549        $ 57,468        $      -        $  381,185


  12,857          41,327           20,677           8,678               -           577,623
   2,632           8,962            5,741           2,413               -           163,933
------------------------------------------------------------------------------------------------
  29,847          89,884           35,967          68,559               -         1,122,741


   7,832          11,428            9,552          10,616           35,493          315,858
  (8,112)         (3,125)           1,225          (1,162)         (77,356)              -
     160             280              213              75               -             7,672
------------------------------------------------------------------------------------------------
    (120)          8,583           10,990           9,529          (41,863)         323,530

  15,102             558            2,175         161,467               -                -
------------------------------------------------------------------------------------------------

  45,069          81,859           27,152         220,497           41,863          799,211

  82,129         233,484           51,169              -           143,055        2,636,201
------------------------------------------------------------------------------------------------

$127,198        $315,343          $78,321        $220,497         $184,918       $3,435,412
================================================================================================
                                                                                          8

                    Friedman's Inc. Retirement Savings Plan

        Statement of Changes in Net Assets Available for Benefits, With
                                Fund Information

                          Year ended December 31, 1997


                                         Treasury                 Short
                                           Money               Intermediate          Enhanced
                                          Market                   Bond               Stock           Magellan
                                           Fund                    Fund               Fund              Fund
                                       -------------------------------------------------------------------------------
Additions to net assets attributed to:
 Net appreciation in fair value          $   59,608              $ 1,078            $ 33,519           $ 62,318

 Contributions:
  Participants                              279,520                8,573              34,826             63,222
  Employer                                   95,962                2,246               9,905             19,881
  Participant rollovers                     933,118                6,168              58,243            128,299
  Plan Sponsor                               10,177                  558               7,606             13,494
                                       -------------------------------------------------------------------------------
                                          1,378,385               18,623             144,099            287,214

Deductions from net assets attributed
 to:
 Distributions to participants               98,479                2,037               4,483              6,281
 Loan activity, net                          14,204                1,892              19,525              4,898
 Administrative expenses                      5,979                  141                 492                845
                                       -------------------------------------------------------------------------------
                                            118,662                4,070              24,500             12,024

Interfund transfers                        (124,349)              (2,867)             42,983             79,136
                                       -------------------------------------------------------------------------------

Net increase(decrease)  in net assets     1,135,374               11,686             162,582            354,326
Net assets available for benefits at
 beginning of  year                         334,407                8,310              47,450             72,229
                                       -------------------------------------------------------------------------------

Net assets available for benefits at
 end of year                             $1,469,781              $19,996            $210,032           $426,555
                                       ===============================================================================

See accompanying notes.
9

              Tomorrow
Tomorrow       Medium-           Tomorrow
Short-Term      Term             Long-Term
Retirement    Retirement        Retirement       Stock             Loan
  Fund          Fund               Fund           Fund             Fund            Total
-------------------------------------------------------------------------------------------------
$12,755        $ 32,558         $ 5,957        $   5,028         $   1,279       $  214,100


  7,365          22,441          14,028           21,619                -           451,594
  2,047           6,698           4,074            7,611                -           148,424
     21         141,294               3           33,706                -         1,300,852
    267             895           1,273               -                 -            34,270
-------------------------------------------------------------------------------------------------
 22,455         203,886          25,335           67,964             1,279        2,149,240


     -            1,466           1,143            1,399                -           115,288
 38,103           8,040             967           (2,477)         (120,130)         (34,978)
    201             511             150              498                -             8,817
-------------------------------------------------------------------------------------------------
 38,304          10,017           2,260             (580)         (120,130)          89,127

 93,798           9,301          10,002         (108,004)               -                -
-------------------------------------------------------------------------------------------------

 77,949         203,170          33,077          (39,460)          121,409        2,060,113

  4,180          30,314          18,092           39,460            21,646          576,088
-------------------------------------------------------------------------------------------------

$82,129        $233,484         $51,169        $      -          $ 143,055       $2,636,201
=================================================================================================
                                                                                           10

                    Friedman's Inc. Retirement Savings Plan

                         Notes to Financial Statements

                               December 31, 1998


1. Summary of Significant Accounting Policies

Basis of Presentation

The accounting records of the Friedman's Inc. Retirement Savings Plan (the Plan) are maintained on the accrual basis. All securities transactions of the Plan are recorded as of the trade date.

Valuation of Investments

Investments in mutual funds, common stock and the collective trust fund are stated at fair value as determined by First Union National Bank (Trustee), using the unitization method of accounting. Unit values are generally based upon quoted market prices and are adjusted to reflect the impact of interest, dividends, realized and unrealized gains/losses and fund expenses. The investments in mutual funds, common stock and the common collective trust fund are expressed in unit values which are calculated daily based on the total fair value of the underlying assets of the unitized fund. Loans to participants are valued at cost, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that could affect the reported amounts of assets, liabilities and other additions to or deductions from net assets. Actual results could differ from those estimates.

2. Description of the Plan

A complete description of Plan provisions is included in the Summary Plan Description and the Plan Document. Copies of these documents are available from the Friedman's Inc. Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

                    Friedman's Inc. Retirement Savings Plan

2. Description of the Plan (continued)

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and covers substantially all employees of Friedman's Inc. (the Company or the Employer). The Plan was established and became effective January 1, 1996.

Contributions

Participants are allowed to make contributions to the Plan in accordance with
Section 401(k) of the Internal Revenue Code (IRC) ranging from 1% to 15% of their pre-tax compensation, as defined in the Plan document. Except for rollover contributions, participants may not make additional contributions from after-tax salary. In addition, the Company makes matching contributions on behalf of each participant equal to 50% of the first 4% of each participant's contribution to the Plan.

Vesting, Withdrawals and Distributions

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in any Employer contributions plus actual earnings thereon is based on years of continuous service. A participant vests 20% in Employer contributions after two years of service and an additional 20% each year thereafter until they are 100% vested after six years of service. Any forfeitures are used to reduce Company matching contributions. Upon retirement, death, disability or termination of employment, the vested balance in the participant's account is payable to the participant or designated beneficiary as a lump sum.

Loans to Participants

Participants are permitted to borrow, under the loan provisions of the Plan, not less than $1,000 up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Effective August 1, 1998 participants may have up to two loans

                    Friedman's Inc. Retirement Savings Plan

2. Description of the Plan (continued)

Loans to Participants (continued)

outstanding which must be repaid within five years unless the loan is for the purchase of a primary residence, in which case the loan must be repaid within ten years. Borrowings are reflected as loans to participants and bear interest at the prime rate plus 2% in effect at the beginning of the month in which the loan originated.

Participant Accounts

Each participant's account is credited with the participant's contributions, the appropriate portion of the Employer's contributions and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participant contributions and the related investment income are at all times 100% vested and nonforfeitable. Participants become vested in Employer contributions and actual earnings thereon according to the vesting schedule described above.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the total amount in each participant's account will be distributed to the participant or continue to be held in trust for his or her benefit.

3. Investments

Effective October 10, 1997, the Company instructed the Trustee of the Plan to freeze all activity in any investment alternatives which include the Company's Class A common stock. Such investment alternatives are subject to prior registration of the Plan interest in the Company's Class A common stock with the Securities and Exchange Commission, which registration had not, as of October 10, 1997, been completed. The Company made a recision offer to all participants who invested in the Company's Class A common stock in November 1997. On November 26, 1997, the Plan sold all investments in the common stock. During April 1998, the Company offered each participant who invested in the Company's Class A common stock an amount equal to the return they would have earned

                    Friedman's Inc. Retirement Savings Plan

3. Investments (continued)

on the best performing investment alternative in the Plan, less any amounts received from the liquidation of the Company's Class A common stock. The additional amount was paid by the Company into another investment alternative offered by the Plan, in accordance with the participant's instruction. The total amount paid by the Company was $34,270.

On July 1, 1998, the Company registered 100,000 shares of its Class A common stock with the Securities and Exchange Commission thus allowing the Plan to provide participants with the option to invest in the Friedman's Inc. Stock Fund during 1998.

Investments that represent 5 percent or more of the Plan's net assets at December 31, 1998 and 1997 are as follows:

                                                                            1998             1997
                                                                     ----------------------------------
Investments at fair value as determined by unitization:
 Units in mutual funds:
  Evergreen Treasury Money Market Fund, 113,759 and 110,785 units,
   respectively                                                           $1,548,110       $1,435,667

  Fidelity Magellan, 3,104 and 3,059 units, respectively                     546,362          404,959
  Weiss, Peck and Greer Tomorrow Medium-Term Fund, 27,638 and
   23,681 units, respectively                                                311,314          230,051


 Units in collective trust fund:
  First Union Enhanced Stock Fund, 4,503 and 3,544 units,
   respectively                                                              322,610          197,498


 Units in common stock:
  Friedman's Inc. Stock Fund, 19,320 and 0 units, respectively               216,003              -

                    Friedman's Inc. Retirement Savings Plan

4. Income Tax Status

The Internal Revenue Service ruled September 2, 1997 that the Plan qualifies under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Plan Rollovers

In March 1996, the MS Jewelers Limited Partnership Profit Sharing Plan (the Profit Sharing Plan) was terminated. Participants of the Profit Sharing Plan were allowed to rollover their investment balances, as well as any outstanding participant loans into the Plan. Rollover contributions from the Profit Sharing Plan for 1997 were approximately $1,301,000.

6. Transactions with Parties-in-Interest

At December 31, 1998 and 1997, the Plan held 19,320 and -0- shares of Friedman's Inc. Common Stock, respectively. The fair value of this stock at December 31, 1998 and 1997 was $216,003 and $ -0-, respectively.

7. Year 2000 Issue (Unaudited)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project by late 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

                    Friedman's Inc. Retirement Savings Plan

7. Year 2000 Issue (Unaudited) (continued)

For the second phase of the project, Plan management established formal communications with its third party providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will become year 2000 compliant during 1999. If modification of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                    Friedman's Inc. Retirement Savings Plan

                                EIN: 58-0249470
                                 Plan No.: 002

          Line 27(a)--Schedule of Assets Held for Investment Purposes

                               December 31, 1998


   Identity of Issue, Borrower,                                                                  Current
    Lessor, or Similar Party             Description of Investment                Cost             Value
----------------------------------------------------------------------------------------------------------

Mutual Funds:
 Evergreen Funds Distributor, Inc.   113,759 units, Treasury Money
                                       Market Fund                             $1,443,336       $1,548,110

 Evergreen Funds Distributor, Inc.   3,077 units, Short-Intermediate
                                       Bond Fund                                   34,959           37,629


 Fidelity Management Trust
  Company                           3,104 units, Magellan Fund                    380,425          546,362
 Weiss, Peck and Greer              10,292 units, Tomorrow Short-Term
  Investments                          Retirement Fund                            103,850          126,232
 Weiss, Peck and Greer Investments   27,638 units, Tomorrow Medium-Term
                                       Retirement Fund                            240,766          311,314
 Weiss, Peck and Greer Investments   7,389 units, Tomorrow Long-Term
                                       Retirement Fund                             62,362           75,415

 Collective Trust Fund:
 *First Union National Bank          4,503 units, Enhanced Stock Fund             238,316          322,610

Common Stock:
 *Friedman's Inc.                    19,320 units, Stock Fund                     170,418          216,003
                                                                        ----------------------------------
                                                                                2,674,432        3,183,675
 Participant loans                   Interest rates ranging from
                                      7.75%-8.50%, due no later than
                                      May, 2004                                        --          184,918
                                                                        ----------------------------------
                                                                               $2,674,432       $3,368,593
                                                                        ==================================



*Indicates a party-in-interest to the Plan.

                    Friedman's Inc. Retirement Savings Plan

                                EIN: 58-0249470
                                 Plan No.: 002

                Line 27(d)--Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                                                                                         Current Value
                                                                                                          of Asset on
                                                                        Purchase    Selling    Cost of    Transaction   Net Gain
Identity of Party Involved        Description of Asset                   Price       Price      Asset         Date       (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii)--Series of transaction in excess of 5% of Plan assets:
 Evergreen Funds
 Distributor, Inc.        Treasury Money Market Fund                    $585,161               $585,161    $585,161

                                                                                    $543,560    531,101     543,560     $12,459
 First Union National
 Bank                     Enhanced Stock Fund                            171,697                171,697     171,697

                                                                                     106,721    102,430     106,721       4,291
 Fidelity Management
 Trust Company            Magellan Fund                                  196,837                196,837     196,837

                                                                                     182,326    170,078     182,326      12,248
 Friedman's Inc.          Stock Fund                                     224,080                224,080     224,080
                                                                                      65,545     55,184      65,545      10,361

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1998.
Lease expense and expense incurred with transaction are not applicable.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the plan committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                    RETIREMENT SAVINGS PLAN OF FRIEDMAN'S INC.

                    By:  /s/ Victor M. Suglia
                         ----------------------
                         Victor M. Suglia
                         Senior Vice President and Chief Financial
                           Officer


Date: June 29, 1999

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